ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-184605

May 28, 2015

Pricing Term Sheet

4.875% Senior Notes due 2025

Issuers:	MarkWest Energy Partners, L.P. MarkWest Energy Finance Corporation
Guarantees:	Unconditionally guaranteed by certain subsidiaries of MarkWest Energy Partners, L.P.
Security Type:	Senior Unsecured Notes
Form:	SEC Registered
Pricing Date:	May 28, 2015
Settlement Date:	June 2, 2015
Maturity Date:	June 1, 2025
Principal Amount:	$1,200,000,000
Yield to Maturity:	5.00%
Coupon:	4.875%
Public Offering Price:	99.026%, plus accrued interest, if any, from June 2, 2015
Gross Proceeds:	$1,188,312,000
Net Proceeds (before expenses):	$1,176,812,000
Redemption Provisions:

At any time prior to March 1, 2025, the Issuers may redeem, at their option, all or part of the notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest from the redemption date to June 1, 2025 (exclusive of accrued interest) at a discount rate of Treasury plus 50 basis points, plus, in each case, any accrued but unpaid interest to the date of redemption.

On or after March 1, 2025 the Issuers may redeem, at their option, all or part of the notes at any time, at a price of 100% of the principal amount of the notes, plus any accrued but unpaid interest to the date of redemption.

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2015
Interest Payment Record Dates:	May 15 and November 15
Change of Control:	Put at 101% of principal plus accrued interest
Denominations:	$2,000 and integral multiples of $1,000
CUSIP / ISIN:	CUSIP: 570506AT2 ISIN: US570506AT24
Joint Book-Running Managers:

Wells Fargo Securities, LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

UBS Securities LLC

Co-Managers	BBVA Securities Inc. BNP Paribas Securities Corp.

Capital One Securities, Inc. Comerica Securities, Inc. Natixis Securities Americas LLC PNC Capital Markets LLC SMBC Nikko Securities America, Inc.

Additional Information:

The Issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuers, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Shareowner Services toll-free at 1-800-468-9716.